Exhibit  99.1

Cellect Announces Positive Results from Cell2in Collaboration Showing
Significant Improvement in Expansion Rate and Function of Stem Cells

Results and Validation of ApoGraft technology from a variety of sources could lead to a more cost-effective solution for the cell therapy industry.

Tel Aviv, Israel March 11, 2019 - Cellect Biotechnology Ltd. (Nasdaq: APOP), a developer of a novel stem cell production technology, today announced positive preliminary results from its collaboration with Cell2in, a privately-held South Korean company focused on improving the quality of stem cells. Results of this third-party study further validate that Cellect’s Apograft™ technology significantly improves both proliferation and functional capabilities of hematopoietic (HSC) and mesenchymal (MSC) stem cells originating from bone marrow, peripheral blood, umbilical cord, and adipose tissue.

“The data, which has now been validated through a third-party corporate collaboration, demonstrates that Cellect’s ApoGraft™ technology enables improved quality stem cell production at a lower cost by providing a platform technology aimed at benefiting multiple stem cell therapy products,” commented Shai Yarkoni, Cellect’s Chief Executive Officer. “Together with our clinical data of allogeneic bone HSC (bone marrow) transplantation, this new program further supports the significance of the ApoGraft™ technology to all allogenic cell therapy. This is particularly relevant for MSCs, where the industry is moving towards off-the-shelf therapies requiring much larger expansions and represents a sizeable market opportunity for Cellect.”

Preliminary Results Include:

●	Higher degree of stemness (both in Cell2in and standard assays) maintained through repeated expansions of bone marrow and umbilical cord derived mesenchymal stem cells

●	Improved expansion of adipose derived mesenchymal stem cells in early and late passages

●	Significantly increased stemness of hematopoietic stem cells within two hours of the ApoGraft™ process

About Cellect Biotechnology Ltd.

Cellect Biotechnology (NASDAQ: APOP) has developed a breakthrough technology, for the selection of stem cells from any given tissue, that aims to improve a variety of stem cell-based therapies.

The Company’s technology is expected to provide researchers, clinical community and pharma companies with the tools to rapidly isolate stem cells in quantity and quality allowing stem cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The Company’s current clinical trial is aimed at bone marrow transplantations in cancer treatment.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss Cellect’s intent regarding the future potential of Cellect’s technology. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company’s history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company’s ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; the Company’s ability to obtain regulatory approvals; the Company’s ability to obtain favorable pre-clinical and clinical trial results; the Company’s technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company’s clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company’s industry; unforeseen scientific difficulties may develop with the Company’s technology; and the Company’s ability to retain or attract key employees whose knowledge is essential to the development of its products. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC.

Contact
Cellect Biotechnology Ltd.
Eyal Leibovitz, Chief Financial Officer
www.cellect.co
+972-9-974-1444

Or

EVC Group LLC
Michael Polyviou / Sarah Scouten, PhD
(732) 933-2754 / (716) 352-7379
cellect@evcgroup.com / sscouten@evcgroup.com